Exhibit 99.1

Thomson Reuters Announces New US$1 Billion Share Repurchase Program

TORONTO, June 7, 2018 – Thomson Reuters (TSX / NYSE: TRI) today announced that it plans to buy back up to an additional US$1 billion of its shares under a new repurchase program. The new buyback program is in addition to the US$500 million repurchase program that Thomson Reuters announced in May 2018. Thomson Reuters has repurchased approximately US$231 million of shares since resuming buybacks last month.

Repurchases under the combined US$1.5 billion buyback programs would allow the company to reduce the size of a contemplated US$9-10 billion substantial issuer bid/tender offer (SIB) that Thomson Reuters plans to make to all shareholders in connection with the sale of a 55% interest in the company’s Financial & Risk business, as previously announced.

The SIB may be at a premium to the then-current market price of the company’s shares. The company’s principal shareholder (Woodbridge) is expected to participate pro rata in the SIB.

Under the NCIB, shares may be repurchased in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if Thomson Reuters receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters pays for common shares in open market transactions is the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order may be at a discount to the prevailing market price. On June 5, 2018, there were 706,108,129 Thomson Reuters common shares outstanding. Any shares that are repurchased are cancelled.

From time to time when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the company’s broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Decisions regarding any future repurchases will depend on the timing of the closing of the proposed Financial & Risk transaction and other factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information, visit www.thomsonreuters.com.

Thomson Reuters Announces New US$1 Billion Share Repurchase Program

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s plans to repurchase up to US$1.5 billion of its common shares and make a substantial issuer bid/tender offer to its shareholders. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that a transaction involving all or part of the Financial & Risk business will be completed, that a substantial issuer bid/tender offer will occur, or that other events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, securities of the company, nor is it a substitute for any issuer bid, tender offer or other documents that may be filed by the company with the Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com